October 28, 2015

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Fossil Group, Inc.
Form 10-K for Fiscal Year Ended January 3, 2015
Filed February 20, 2015
Form 10-Q for the Quarterly Period Ended July 4, 2015
Filed August 13, 2015
File No. 0-19848

Dear Ladies and Gentlemen:

On behalf of Fossil Group, Inc. (the “Company”), reference is made to the letter dated September 30, 2015 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of the Company for the fiscal year ended January 3, 2015, filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2015 (the “Form 10-K”), and the Quarterly Report on Form 10-Q of the Company for the period ended July 4, 2015, filed with the Commission on August 13, 2015 (“the Form 10-Q”).  We have reviewed the Comment Letter with the Company and the Company’s auditors and the following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s responses thereto set forth immediately under such comments.

Form 10-K for the Fiscal Year Ended January 3, 2015

General

1.                                      Your Form 10-K and website state that you sell products in the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, licensees, or other direct or indirect arrangements. In this regard, we note that your list of branded products on page 10 identifies the emporioarmaniwatches.com website as a distribution channel for Emporio Armani watches. That website redirects to Armani.com, which lists three stores in Syria. A 2012 news article reports that Paris Gallery sells branded watches, that its brands include Burberry, and that its markets include Syria. You should describe any products or services you have provided into Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

The Company has identified no past or current contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers, licensees or other direct or indirect arrangements, and there are no plans for any such contacts in the future.

The Company sells its products through distributors and directly to retailers.  The Company enters into a distribution agreement with each of its distributors, which grants such distributor the right to sell the Company’s products within a defined territory and prohibits sales outside of such territory.  None of the Company’s distribution agreements include Syria or Sudan within the permitted territories of distribution.  The Company also sells its products directly to retailers, none of whom are located in Syria or Sudan.  The Company has confirmed with Armani and Paris Gallery that they do not sell the Company’s products to customers located in Syria or Sudan.

2.                                      Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

As discussed in the response to Comment 1 above, the Company does not have any contact with Syria or Sudan, and the Company and its affiliates do not provide any products or services to any customer in Syria or Sudan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year 2014 Compared to Fiscal Year 2013

Gross Profit, page 51

3.                                      We note you list several reasons for the decrease in your gross profit margin without separately quantifying the impact of each reason. For example, we note your gross profit margins were negatively impacted by increased promotional activity, primarily in your U.S. outlet stores. To make this discussion meaningful, you should consider quantifying the factors you list as impacting your results of operations, to the extent they are significant, and explain why these factors drove your results. See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835. After reviewing the Releases cited above and with a view towards transparency, please explain to us how your current disclosure of gross profit meets these principal objectives of MD&A.

Response:

As disclosed in the Company’s Form 10-K, the Company’s gross profit margin decreased 0.1% from 2013 to 2014.  The reasons for the decrease were attributable to various factors, each of which impacted the change by 0.5% or less.  The Company determined that the net change in gross profit margin was not material, and each of the factors that impacted the change in gross profit margin was not individually material.  As a result, the Company determined that quantifying the impact of each factor contributing to the change in gross profit margin would not be meaningful to its discussion of gross profit margin.  In future filings, the Company will quantify factors that impact the changes in its gross profit margin, to the extent material.

4.                                      Please tell us what consideration you gave to expanding your gross profit discussion to provide more insight into cost of sales. In this regard, we note the significance of cost of sales to the Company and the potential for gross profit to vary based on the items you disclose on page 72. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response:

The Company considered the change in cost of sales and determined that none of the factors comprising the change in cost of sales was individually material to the change in gross profit, and the aggregate of such factors had a net zero impact on gross profit.  Accordingly, the Company determined that the change in the cost of sales was not material to its discussion of the change in gross profit.  In future filings, the Company will include additional disclosure regarding the impact of changes in cost of sales on gross profit, to the extent material.

Liquidity and Capital Resources, page 56

5.                                      We note your disclosure on page 58 that you expect capital expenditures to total $110 to $120 million during the fiscal year ending January 2, 2016. In future filings please provide more detail as to the planned uses of capital expenditures. In this regard, we note your CEO’s remarks during the February 17, 2015 earnings call that the company is investing in its omnichannel capabilities as well as developing wearable technology that will impact all brands. Please also provide additional disclosure about any new products that you plan to offer and the impact that these product lines have on your results of operations, including the Swiss initiative you reference on page 48. Please refer to Item 303 of Regulation S-K.

Response:

In future filings, the Company will provide expanded disclosure regarding its planned capital expenditures, to the extent known and material, such as the following expanded disclosure with respect to the Company’s Form 10-K (revisions are marked):

“For the fiscal year ending January 2, 2016, we expect total capital expenditures to be in a range of $110 million to $120 million. ~~These capital expenditures will be primarily related to~~ Of this amount, we expect approximately 50% will be for global concession and retail store expansion and renovation, ~~as well as~~ approximately 35% will be for investment in technological infrastructure to support our growth initiatives and expand our omni-channel capabilities, and approximately 15% will be for strategic investments, including the development of our tech-enhanced accessories.  Our capital expenditure budget and allocation of it to the foregoing investments are estimates and are subject to change.”

In addition, Item 303 of Regulation S-K requires disclosure of known trends or uncertainties that have had or are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. The Company has considered the potential impact of new product lines on its results of operations and has determined that any such discussion would be speculative, preliminary and not material at this time.  To the extent such impact becomes known or estimable and is deemed to be material, the Company will provide additional disclosure in future filings.

Form 10-Q for the Quarterly Period Ended July 4, 2015

Notes to Condensed Consolidated Financial Statements

9. Segment Information, page 14

6.                                      We note that during the first quarter of the current fiscal year you realigned your operating structure. After reviewing the disclosures on page 5, we have the following comments:

•                                         As part of this realignment, please tell us the title and describe the role of the CODM and each of the individuals who report to the CODM;

•                                         Please identify and describe the role of each of your operating segment managers;

•                                         Please tell us who comprises the “regional teams” within each of your reportable segments including the title and role of each person on each team along with the person(s) these individuals report to in the organization; and

•                                               Please tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

Response:

During the first quarter of fiscal 2015, the Company made changes to the presentation of reportable segments to reflect changes in the way its CODM evaluates the performance of its operations, develops strategy and allocates capital resources. The Company has realigned its operating structure. As part of the change, the prior direct to consumer segment is no longer managed globally and the President of Global Direct to Consumer position was eliminated, shifting all direct to consumer responsibility to regional management, including the newly created Senior Vice President of Americas position.  On May 2, 2015, the Senior Vice President, Americas Region terminated her employment with the Company.  As a result, the Americas region now reports to the Chief Operations Officer (in addition to his prior global functional responsibilities).  Strategic and brand directions are set centrally and regional management is now fully empowered and responsible to drive those strategies and brand directions across all brands and channels within their regions. As a key enabler of the operating structure change, the implementation of new reporting systems created the ability to extract discrete financial information that aligns with the new operating structure and is consistent with how management now evaluates the business performance.

The Company’s reportable segments now consist of the following: (i) Americas, (ii) Europe and (iii) Asia. Prior to the first quarter 2015 Form 10-Q, as reported in the Form 10-K, the Company’s reportable segments consisted of the following: (i) North America wholesale, (ii) Europe wholesale, (iii) Asia Pacific wholesale and (iv) Direct to consumer.

Title and Role of CODM and Each of the Individuals who Report to the CODM

The Company’s CODM is its Chief Executive Officer and Chairman of the Board (the “CEO”).  The CEO is responsible for the overall direction of the Company’s business and ensuring maximum return on invested capital.  The CEO directs the development of short and long-range objectives, policies, budgets and operating plans and oversees interpretation, implementation and achievement. The CEO recommends the annual budget to the Board for approval, and manages the Company’s resources within those budget guidelines, including establishing operating segment performance targets, allocating capital to operating segments, creating compensation programs to incent segment leadership to achieve performance targets, and monitoring segment and Company performance metrics.  The CEO also establishes the organization hierarchy and limits of authority.

The following shows the current CODM reporting structure:

The following officers of the Company report directly to the CODM:

Chief Operations Officer — responsible for the Americas segment, overseeing regional sales and operations, subject to the direction and oversight of the CODM.  Responsible for certain global functional areas including information technology (“IT”), legal, store design and supply chain operations.

Chief Financial Officer — responsible for the financial and corporate compliance operations of the Company, including the functional areas of accounting, finance, tax, investor relations, compliance and internal audit.

Executive Vice President, Human Resources — responsible for the human resources operations, including the functional areas of organizational design, employee relations, compensation, benefits, talent acquisition, talent management, training and communications.

Executive Vice President, Global Marketing and Strategy — responsible for the marketing and strategy operations, including the functional areas of strategy operations, e-commerce, customer relationship management analytics and wearable technology.  Responsible for brand management for all portfolio brands, including creative direction, product design and development, and product lifecycle management.

Executive Vice President, Asia Region — responsible for implementing the CODM’s plans & strategy in connection with the Asia segment.  Responsible for day-to-day operations of the Asia segment, including the functional areas of finance and accounting, human resources, IT, legal, operations, stores and sales, strategy, commercial, supply chain and manufacturing.

Executive Vice President, Europe Region — responsible for implementing the CODM’s plans & strategy in connection with the Europe segment.  Responsible for day-to-day operations of the Europe segment, including the functional areas of finance and accounting, human resources, IT, legal, operations, stores and sales, strategy, commercial, supply chain and manufacturing.

Executive Vice President, Fossil Brand — responsible for Fossil brand management, including the functional areas of creative direction, product design and development, and product lifecycle management.  This role influences brand sales but does not have ultimate P&L ownership.  This position has been vacant since January 16, 2015.

Head of Skagen Brand — responsible for Skagen brand management, including the functional areas of creative direction, product design and development, and product lifecycle management. This role influences brand sales but does not have ultimate P&L ownership.  This position has been vacant since October 12, 2015 and the title may change when the position is filled.

Title and Role of Operating Segment Managers

Americas Segment — The Company’s Americas segment reports to the Company’s Chief Operating Officer, described above.

Asia Segment — The Company’s Asia segment reports to the Company’s Executive Vice President, Asia Region, described above.

Europe Segment — The Company’s Europe segment reports to the Company’s Executive Vice President, Europe Region, described above.

Identification of Regional Team Members’ Titles, Roles and Reporting

Americas Segment

The following operating segment “regional team” members report directly to the Company’s Chief Operating Officer:

Senior Vice President, Wholesale — Americas - responsible for sales in US and Canada.  This role has various Vice Presidents in sales as direct reports.

Senior Vice President, Stores — Americas - responsible for all details and aspects of Fossil’s retail business in Americas.  This role has various Sr. Directors and Directors as direct reports.  Functions include Retail, Real Estate and Construction, Stores Operations and Customer Service.

Vice President, Sales - Private Label — Americas - responsible for Private Label and Relic sales in the Americas.

Asia Segment

The following employees comprise the Asia segment “regional team” and report directly to the Company’s Executive Vice President, Asia Region:

Senior Vice President, Commercial - responsible for all details and aspects of the Company’s commercial business in the Asia segment.  This role has various Vice Presidents and Managing Directors as direct reports, including the Managing Directors for China, Malaysia, Singapore, South Korea, Japan, Australia, India, Hong Kong, Macau, and Taiwan.

Vice President, Strategy - responsible for the development of the business plan for the Asia segment, including e-commerce.  This person has various managers for e-commerce and strategy as direct reports.

Senior Vice President, Supply Chain & Manufacturing - responsible for supply chain in the Asia segment and global manufacturing.  This person has multiple functional areas of the Asia segment as direct reports, including regional supply chain, global product development and global product manufacturing.

Senior Vice President, Chief Financial Officer - responsible for the financial activities of the Asia segment and global manufacturing activities.  This role has multiple functional areas of the Asia segment as direct reports, including inventory control, shipping, IT, finance, and loss prevention.

Senior Vice President, Human Resources - responsible for all human resources functions for the Asia segment.  This role has multiple functional areas of the Asia segment as direct reports, including employee relations, organizational development, training, compensation, benefits, recruiting, payroll and corporate giving.

Europe Segment

The following employees comprise the Europe segment “regional team” and report directly to the Company’s Executive Vice President, Europe Region, unless otherwise noted:

Senior Vice President, North Europe Wholesale — responsible for all details and aspects of the Company’s wholesale channel in Northern Europe.  This role has various Managing Directors as direct reports, including the Managing Directors for the UK, Denmark, Norway, Sweden, Benelux, and Switzerland.

Senior Vice President, South Europe Wholesale — responsible for all details and aspects of the Company’s wholesale channel in Southern Europe.  This role has various Managing Directors as direct reports, including the Managing Directors for Germany, France, Italy, Iberia and Austria.

Regional Vice President, Europe Regional Sales Distribution - responsible for sales in the Poland and South Africa.  This role has various Managing Directors as direct reports, including the Managing Directors for Poland and South Africa.

Senior Vice President, Europe Retail - responsible for the retail channel in the Europe segment.  This role has multiple functional areas of the Europe segment as direct reports, including retail, real estate and construction.

Senior Vice President, Chief Financial Officer — Europe - responsible for the financial operations of the Europe segment.  This role has multiple functional areas of the Europe segment financial operation areas as direct reports, including finance, accounting and legal.

Senior Vice President, Operations — Europe - responsible for various operational functions in the Europe segment, including direct reports in the functional areas of concessions, distribution center, logistics, repairs, customer service, planning, and IT.

Vice President, Human Resources — Europe - responsible for all human resources functions in the Europe segment, including employee relations, training, compensation, benefits, and recruiting.

Vice President, Portfolio Brands — Europe - responsible for the Company’s portfolio brands in the Europe segment.  This role has various directors and managers for marketing, visual merchandising and e-commerce as direct reports.

Vice President, Fossil Brand — Europe - responsible for the Company’s Fossil brand in the Europe segment.  This role has various directors and managers for marketing, visual merchandising and e-commerce as direct reports.

Sr. Director, Marketing — Europe - responsible for marketing in the Europe segment.  This role has multiple functional areas of the Europe segment as direct reports, including marketing, public relations and art.

CODM Meetings and Financial Information

The CODM meetings are referred to by the Company as the Executive Leadership Team (“ELT”) meetings.  The ELT generally meets once per month.  The following employees are members of the ELT:

•                  Chief Executive Officer

•                  Chief Operations Officer

•                  Chief Financial Officer

•                  Executive Vice President, Human Resources

•                  Executive Vice President, Global Marketing and Strategy

•                  Executive Vice President, Asia Region

•                  Executive Vice President, Europe Region

•                  Head of Skagen Brand [vacant]

•                  Executive Vice President, Fossil Brand [vacant]

•                  Senior Vice President and Chief Information Officer

In preparation for and during the ELT meeting, the CODM reviews the following, including the current month or quarter and year-to-date results with comparisons to prior year and budgets/forecasts in reported currencies and constant dollars:

•                  Consolidated financial results, including net sales, gross profit, operating expenses and operating income

•                  Segment financial results, including net sales, gross profit, operating expenses and operating income

•                  Segment sales, gross margin, and operating expense narrative

•                  Segment store and concession sales comps

•                  Global and segment brand & product sales

•                  Global sales by brand & product narrative

•                  Consolidated gross margin narrative

•                  Consolidated operating expense narrative

During ELT meetings (and at other ad hoc times, as necessary), the CODM manages the Company’s resources through monitoring regional performance relative to targets and adjusting regional capital allocations, as necessary, to ensure the Company’s overall strategies are supported and long-range objectives are met.

* * * * *

The Company hereby acknowledges to the Commission that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (214) 969-2891.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries, Esq.

cc:                Kosta N. Kartsotis, Fossil Group, Inc.

Dennis R. Secor, Fossil Group, Inc.

Randy Hyne, Fossil Group, Inc.